                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

       (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995

                                       OR

       ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number:  0-11889

A) Plan Title/Address:                      First Financial Corporation
                                       401(k) Profit Sharing Plan and Trust
                                                 1305 Main Street
                                          Stevens Point, Wisconsin 54481
                                       (Full title and address of the plan)

B) Issuer Name/Address                      First Financial Corporation
                                                 1305 Main Street
                                          Stevens Point, Wisconsin 54481
                                        (Name and address of issuer of the
                                       securities held pursuant to the plan)

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1995 and 1994




                                    Contents

Report of Independent Auditors ...........................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits .....................2
Statements of Changes in Net Assets Available for Plan Benefits...........4
Notes to Financial Statements ............................................6


Supplemental Schedules

Assets Held for Investment ..............................................11
Reportable Transactions..................................................12

                         Report of Independent Auditors

First Financial Corporation 401(k) Profit-Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1995


                                                     M&I                                     First         First         First
                                                    Money         M&I           M&I        Financial     Financial     Financial
                                                   Market        Bond         Max-Cap         CD          Stock          Loan
                                                    Fund         Fund          Fund          Fund          Fund          Fund
                                               -----------------------------------------------------------------------------------

Assets

Investments, at fair value:

   Mutual funds                                $ 1,819,172  $  3,153,336    $5,695,426   $   357,878   $   320,587    $     --
   Common stocks                                      --            --            --            --      50,426,879          --
   Interest-bearing deposit                           --            --            --       2,315,377          --            --
   Notes receivable from participants                 --            --            --            --            --       1,128,107
                                               -----------------------------------------------------------------------------------
Total investments                                1,819,172     3,153,336     5,695,426     2,673,255    50,747,466     1,128,107

Due from brokers                                      --          46,164          --            --            --            --
Accrued interest                                     8,401        17,157          --             465           222         9,333
Employer contributions receivable                    3,625         6,481        13,202         5,576        56,423          --
Participant contributions receivable                 1,302         3,861         7,431         3,264        29,074          --
                                               -----------------------------------------------------------------------------------
Total assets                                     1,832,500     3,226,999     5,716,059     2,682,560    50,833,185     1,137,440

Liabilities
Benefits payable                                     4,321         3,052         6,854           989       148,409         6,165
Other payables                                       4,645            77           181           142         2,054          --
Due to brokers                                        --            --          63,188            --            --          --
                                               -----------------------------------------------------------------------------------
Net assets available for plan benefits         $ 1,823,534   $ 3,223,870    $5,645,836   $ 2,681,429   $50,682,722   $ 1,131,275
                                               ===================================================================================



                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1995

                                                   First
                                                 Financial
                                                  Advance
                                                Contribution
                                                    Fund         Other         Total
                                             ----------------------------------------

Assets

Investments, at fair value:

   Mutual funds                               $      --     $     1,639   $11,348,038
   Common stocks                                     --          29,008    50,455,887
   Interest-bearing deposit                          --            --       2,315,377
   Notes receivable from participants                --            --       1,128,107
                                             ----------------------------------------
Total investments                                    --          30,647    65,247,409

Due from brokers                                     --            --          46,164
Accrued interest                                     --             156        35,734
Employer contributions receivable                    --            --          85,307
Participant contributions receivable                 --            --          44,932
                                             ----------------------------------------
Total assets                                         --          30,803    65,459,546

Liabilities
Benefits payable                                     --            --         169,790
Other payables                                       --            --           7,099
Due to brokers                                       --            --          63,188
                                             ----------------------------------------
Net assets available for plan benefits        $      --     $    30,803   $65,219,469
                                             ========================================

See accompanying notes.

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1994


                                              M&I                                      First          First         First
                                             Money          M&I           M&I        Financial      Financial     Financial
                                            Market          Bond        Max-Cap          CD           Stock         Loan
                                             Fund           Fund         Fund           Fund           Fund         Fund
                                      -------------------------------------------------------------------------------------

Assets
   Investments, at fair value:
   Mutual funds                        $   1,822,081  $ 3,050,176     $3,793,567 $   759,660     $     235,975  $       -
   Common stocks                                   -            -             -            -        27,297,050          -
   Interest-bearing deposits                       -            -             -    2,833,562                 -          -
   Notes receivable from participants              -            -             -            -                 -    731,138
                                      -------------------------------------------------------------------------------------
Total investments                          1,822,081    3,050,176     3,793,567    3,593,222        27,533,025    731,138

Accrued interest                               6,987            -             -       13,575               178      5,729
Participant contributions receivable           1,284        4,235         5,160        3,157            23,413          -
                                      -------------------------------------------------------------------------------------
Total assets                               1,830,352    3,054,411     3,798,727    3,609,954        27,556,616    736,867

Liabilities
Benefits payable                              42,502       43,357        59,299       50,700            99,126          -
Excess contributions payable                   1,181        4,146         7,979        7,394            41,198          -
Other payables                                 4,541           50           100          100               550          -
                                      -------------------------------------------------------------------------------------

Net assets available for plan benefits $   1,782,128 $  3,006,858     $3,731,349 $3,551,760        $27,415,742  $ 736,867
                                      =====================================================================================

                          First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1994

                                                   First
                                                 Financial
                                                  Advance
                                                 Contribution
                                                    Fund         Other         Total
                                             ------------------------------------------
Assets
Investments, at fair value:
   Mutual funds
   Common stocks                               $2,178,624    $   8,066      $11,848,149
   Interest-bearing deposits                            -      120,994       27,418,044
   Notes receivable from participants                   -            -        2,833,562
                                                        -            -          731,138
Total investments                            ------------------------------------------
                                                2,178,624      129,060       42,830,893
Accrued interest
Participant contributions receivable                    -          316           26,785
                                                        -            -           37,249
Total assets                                 ------------------------------------------
                                                2,178,624      129,376       42,894,927
Liabilities
Benefits payable
Excess contributions payable                            -            -          294,984
Other payables                                          -            -           61,898
                                                        -            -            5,341
                                             ------------------------------------------
Net assets available for plan benefits       $  2,178,624    $ 129,376   $   42,532,704
                                             ==========================================

See accompanying notes.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1995

                                         M&I
                                        Money                        M&I          First          First          First
                                        Market         M&I           Max-       Financial      Financial      Financial
                                         Fund       Bond Fund      Cap Fund      CD Fund      Stock Fund      Loan Fund
                                    -------------------------------------------------------------------------------------

Additions:
   Contributions from First
     Financial Corporation           $     3,625   $     6,481   $    13,202   $     5,576   $      56,423    $        -

   Contributions from Plan
     participants                         51,859       103,692       181,269        89,394         778,562             -


   Rollover of participants' funds
     from other plans                    218,518             -             -             -             372             -
   Investment income                     102,334       184,142       134,257       135,614       1,070,560        74,361
                                    -------------------------------------------------------------------------------------
                                         376,336       294,315       328,728       230,584       1,905,917        74,361
Deductions:
   Administrative expenses                    56           114           329           550           2,613             -
   Payments to Plan participants         272,887       171,851       280,758       136,678       1,869,199        80,498
                                    -------------------------------------------------------------------------------------
Net additions                            103,393       122,350        47,641        93,356          34,105        (6,137)

Net realized and unrealized appre-
   ciation (depreciation) in aggre-
   gate fair value of investments              -       229,189     1,276,734             -      20,874,214             -
Transfers                                (61,987)     (134,527)      590,112      (963,687)      2,358,661       400,545
                                    -------------------------------------------------------------------------------------
Net increase (decrease)                   41,406       217,012     1,914,487      (870,331)     23,266,980       394,408
Net assets available for plan
   benefits at beginning of year       1,782,128     3,006,858     3,731,349     3,551,760      27,415,742       736,867
                                    -------------------------------------------------------------------------------------


Net assets available for plan        $ 1,823,534   $ 3,223,870   $ 5,645,836   $ 2,681,429   $ 50,682,722     $1,131,275
   benefits at end of year
                                    =====================================================================================



                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1995


                                             First
                                           Financial
                                            Advance
                                          Contribution
                                              Fund          Other         Total
                                        --------------------------------------------

Additions:
   Contributions from First
     Financial Corporation                 $      -      $       -       $    85,307

   Contributions from Plan
     participants                                 -              -         1,204,776


   Rollover of participants' funds
     from other plans                             -              -           218,890
   Investment income                           10,578         3,386        1,715,232
                                        --------------------------------------------
                                               10,578         3,386        3,224,205
Deductions:
   Administrative expenses                         85             7            3,754
   Payments to Plan participants                    -        62,843        2,874,714
                                        --------------------------------------------
Net additions                                  10,493       (59,464)         345,737

Net realized and unrealized appre-
   ciation (depreciation) in aggre-
   gate fair value of investments                   -       (39,109)      22,341,028
Transfers                                  (2,189,117)            -                -
                                        --------------------------------------------
Net increase (decrease)                    (2,178,624)      (98,573)      22,686,765
Net assets available for plan
   benefits at beginning of year             2,178,62       129,376       42,532,704
                                        --------------------------------------------

Net assets available for plan             $         -      $ 30,803    $  65,219,469
   benefits at end of year
                                        ============================================


See accompanying notes.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994

                                         M&I
                                        Money                        M&I          First          First          First
                                        Market         M&I           Max-       Financial      Financial      Financial
                                         Fund       Bond Fund      Cap Fund      CD Fund      Stock Fund      Loan Fund
                                    -----------------------------------------------------------------------------------

Additions:
   Contributions from First
     Financial Corporation           $   300,699     $ 234,727     $ 345,501   $   293,843     $         -     $      -
   Contributions from Plan
     participants                         22,307       184,824       154,766        65,366         610,432            -

   Rollover of participants' funds
     from other plans                    286,913       472,539       311,472       588,483         512,447            -
   Investment income                      49,816       194,594        80,769        84,579         813,188       46,274
                                    -----------------------------------------------------------------------------------
                                         659,735     1,086,684       892,508     1,032,271       1,936,067       46,274
Deductions:
   Administrative expenses                   250           150           300           515           3,273            -
   Payments to Plan participants         297,425       207,272       309,933       117,531       2,032,863       41,229
                                    -----------------------------------------------------------------------------------
Net additions                            362,060       879,262       582,275       914,225        (100,069)       5,045


Net realized and unrealized appre-
   ciation (depreciation) in aggre-
   gate fair value of investments              -      (290,415)      (21,832)            -      (5,397,373)           -
Transfers                                341,149      (802,790)      404,056     1,380,247       1,057,268      248,256
                                    -----------------------------------------------------------------------------------
Net increase (decrease)                  703,209      (213,943)      964,499     2,294,472      (4,440,174)     253,301
Net assets available for plan
   benefits at beginning of year       1,078,919     3,220,801     2,766,850     1,257,288      31,855,916      483,566
                                    -----------------------------------------------------------------------------------

Net assets available for plan
   benefits at end of year            $1,782,128   $ 3,006,858   $ 3,731,349   $ 3,551,760    $ 27,415,742     $736,867
                                    ===================================================================================

                          First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994

                                          First
                                        Financial
                                         Advance
                                       Contribution
                                           Fund          Other         Total
                                   ----------------------------------------------

Additions:
   Contributions from First
     Financial Corporation             $ 2,178,624      $      -     $  3,353,394
   Contributions from Plan
     participants                                -             -        1,037,695

   Rollover of participants' funds
     from other plans                            -             -        2,171,854
   Investment income                         6,774         4,403        1,280,397
                                   ----------------------------------------------
                                         2,185,398         4,403        7,843,340
Deductions:
   Administrative expenses                     243             5            4,736
   Payments to Plan participants                 -        10,074        3,016,327
                                   ----------------------------------------------
Net additions                            2,185,155        (5,676)       4,822,277


Net realized and unrealized appre-
   ciation (depreciation) in aggre-
   gate fair value of investments           34,375        (7,391)      (5,682,636)
Transfers                               (2,628,186)            -                -
                                   ----------------------------------------------
Net increase (decrease)                   (408,656)      (13,067)        (860,359)
Net assets available for plan
   benefits at beginning of year         2,587,280       142,443       43,393,063
                                   ----------------------------------------------
Net assets available for plan
   benefits at end of year             $ 2,178,624      $129,376     $ 42,532,704
                                   ==============================================

See accompanying notes.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 1995

1. Description of the Plan

The following description of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1995, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a contributory defined contribution retirement plan that covers any employee of First Financial Corporation (the Employer) who is at least 21 years of age and has completed a minimum of 1,000 hours of service during a consecutive twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Plan are made on a discretionary basis (profit sharing). Employer contributions are allocated based on annual compensation. Participants vest in employer contributions on a sliding scale and are fully vested after 7 years. In addition, participants may contribute a tax deferred amount each year which is limited by Internal Revenue Code (IRC) Section 401(k). Participants may also contribute on an after-tax basis, subject to IRC limitations. Participant tax deferred and after-tax contributions are 100% vested immediately. The after-tax contributions are not matched by the Employer. A participant's account balance, both vested and unvested, is invested as designated by the participant in one or a combination of five funds: Marshall Money Market Fund, Marshall Bond Fund, Marshall Max-Cap Fund, First Financial Corporation CD Fund, and the First Financial Corporation Stock Fund.

Employer contributions in 1995 and 1994 were also made through a matching program whereby the Employer matched initial participant 401(k) contributions at 25% of the participant contribution up to a maximum matching contribution of $100.

Benefits may be paid to a participant or beneficiary upon retirement, death, disability or termination of employment. Benefits are payable in a lump-sum or in equal installments over a period not to exceed the life expectancy of the participant and designated beneficiary.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

Investments

Fair values of mutual funds and common stocks are determined by reference to quoted redemption and market prices, respectively. Interest-bearing deposits and notes receivable from participants are carried at cost, which approximates fair value.

Reclassifications

Certain 1994 financial statement amounts have been reclassified to conform to the 1995 presentation.

Administrative Expenses

Administrative expenses are generally paid by the Employer.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1995 and 1994, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:


                                                                       Net Appreciation     Fair Value
                                                                        in Fair Value         at End
                                                                         During Year          of Year
                                                                     -------------------------------------

Year ended December 31, 1995:
 Fair value determined by reference to quoted sources:
  Common stocks                                                             $20,835,105       $50,455,887
  Mutual funds                                                                1,505,923        11,348,038
                                                                     -------------------------------------
                                                                             22,341,028        61,803,925
Assets carried at cost:
 Interest-bearing deposit                                                             -         2,315,377
 Notes receivable from participants                                                   -         1,128,107
                                                                     -------------------------------------
                                                                            $22,341,028       $65,247,409
                                                                     =====================================

                                                                       Net Depreciation     Fair Value
                                                                        in Fair Value         at End
                                                                         During Year          of Year
                                                                     -------------------------------------
Year ended December 31, 1994:
 Fair value determined by reference to quoted sources:
  Common stocks                                                          $   (5,370,389)      $27,418,044
  Mutual funds                                                                 (312,247)       11,848,149
                                                                     -------------------------------------
                                                                             (5,682,636)       39,266,193
Assets carried at cost:
 Interest-bearing deposits                                                            -         2,833,562
 Notes receivable from participants                                                   -           731,138
                                                                     -------------------------------------
                                                                         $   (5,682,636)      $42,830,893
                                                                     =====================================

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)

3. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                   December 31
                                                                             1995              1994
                                                                       -----------------------------------

First Financial Corporation common stock                                    $50,426,879      $27,297,050
First Financial Corporation certificate of deposit;
   4.30%, due January 1995                                                            -        2,682,090
Federated Index TR Max-Cap Fund                                               5,693,472        3,460,673
Marshall Intermediate Bond Fund                                                       -        2,782,371
Marshall Money Market Fund                                                            -        5,605,105

4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Transactions with Parties-in-Interest

The Plan owned 2,192,473 and 1,985,240 shares of First Financial Corporation common stock, with a fair value of $50,426,879 and $27,297,050 at December 31, 1995 and 1994, respectively. Dividends of $0.48 and $0.40 per share were declared and paid on the Corporation's common stock in 1995 and 1994, respectively. Fees paid by the Employer during the year for legal, accounting and other services provided by parties-in-interest were based on customary and reasonable rates.

During 1995 and 1994, the Plan received $141,286 and $62,933 in interest from the Employer relating to its certificates of deposit, which totaled $2,315,377 and $2,833,562 at December 31, 1995 and 1994, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                             Supplemental Schedules

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                           Assets Held for Investment

                                December 31, 1995

     Shares,
    Units or
    Principal
     Amount                          Description                            Cost              Current
                                                                                               Value
- ----------------------------------------------------------------------------------------------------------

                  Common stocks:
     2,192,473      First Financial Corporation*                        $  21,099,896        $  50,426,879
           448      AT&T                                                        8,727               29,008
                                                                    --------------------------------------
                                                                           21,108,623           50,455,887

                  Mutual funds:
       422,364      Federated Index Tr Max-Cap Fund                         5,213,176            5,693,472
       321,937      Marshall Intermediate Bond Fund                         3,170,213            3,151,764
     2,502,802      Marshall Money Market Fund                              2,502,802            2,502,802
                                                                    --------------------------------------
                                                                           10,886,191           11,348,038

                  Interest-bearing deposit:
                     First Financial Corporation*
                     certificates of deposit; due
                     January 15, 1996; interest rate of
    $2,315,377       4.95%                                                  2,315,377            2,315,377


                  Notes receivable from participants -
                    Various notes; due January 1, 1995
                      to January 30, 2004; interest
    $1,128,107        rates of 6.30% to 10%                                 1,128,107            1,128,107
                                                                    --------------------------------------
                  Total investments                                     $  35,438,298        $  65,247,409
                                                                    ======================================

*Represents a party-in-interest to the Plan.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                                                              Fair Value
                                                                                                             of Assets on
                                Type of      Number of    Purchase    Number of      Sale         Cost       Transaction
                              Transaction   Transactions   Amount    Transactions   Amount     of Assets        Date        Net Gain
                              ------------------------------------------------------------------------------------------------------
Federated Index TR Max-
   Cap Fund                       III            85    $  2,223,561      49       $  538,087  $   481,380   $   538,087    $ 56,707

First Financial Corporation
   certificates of deposit        III            12      34,294,301      15       34,812,486   34,812,486    34,812,486           -

First Financial Corporation
   common stock                   III            48       5,944,100      9         1,174,192      564,283     1,174,192     609,908

Marshall Money Market
   Fund                           III           487       9,855,256     393       12,957,559   12,957,559    12,957,559           -

As defined by ERISA, transactions in excess of 5 percent of the current value of plan assets are categorized as:

      (I) - a single transaction
     (II) - a series of  transactions  (other  than  securities)
    (III) - a series of transactions  involving securities of the same issue
     (IV) - a series of transactions involving securities with the same person

There were no Type II or IV transactions during the plan year. Type I transactions are included with Type III transactions.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           FIRST FINANCIAL CORPORATION 401(k)
                           PROFIT SHARING PLAN AND TRUST

Date:  June 28, 1996       By: /s/ John C. Seramur
                               ------------------------------------------------
                               John C. Seramur, President and CEO of
                               First Financial Corporation
                               Member of the Profit Sharing Trust
                               Administrative Committee

                                                                  EXHIBIT INDEX

Exhibit
Number                              Description

  24                       Consent of Independent Auditors